Filed by AirGate  PCS,  Inc.
             Pursuant to Rule 425 under the  Securities  Act of 1933, as amended
                                              Subject Company: AirGate PCS, Inc.
                                                     Commission File No.: 027455



AirGate PCS Conference Call - October 1, 2003


I.       Introduction (Dru)


Per our normal procedure, the operator will start by introducing the call as the AirGate PCS conference call. She/he will then announce that the call is being recorded. She/he will ask Dru Anderson, with Corporate Communications Inc., to read the opening statement (safe harbor). Following that statement, Dru will then introduce Tom Dougherty, chief executive officer and president, to begin the call. When the prepared remarks are completed, state that the call has been completed. When questions have ended, the operator will turn the line back to Tom for a closing comment.

Safe Harbor - Dru

Thank You.

Statements made in this conference call regarding expected results of the proposed restructuring and other future events and performance should be considered forward-looking statements that are subject to various risks and uncertainties. Such forward looking statements are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated. For a detailed discussion of these factors and other cautionary statements, please refer to AirGate PCS' filings with the Securities and
Exchange Commission, especially in the "Risk Factors" section of the Registration Statement on Form S-4 filed September 26th, 2003, AirGate PCS' Form 10-K for the fiscal year ended September 30, 2002, and Form 10-Q for the fiscal quarter ended June 30, 2003.

Investors and security holders are urged to read the Registration Statement on Form S-4, including the prospectus relating to the exchange offer and the Proxy Statement on Schedule 14A (and, in each case, any amendments thereto) when they become available because they will contain important information.

Due to the advice of counsel, AirGate will not be hosting a question and answer session at the end of the call. The company will be sharing a prepared presentation on this call which we believe will address most investor questions and issues.

I would now like to introduce Tom Dougherty, chief executive officer and president of AirGate PCS. Please go ahead sir.



II.      Opening Remarks (Tom Dougherty)

Good morning and thank you for joining us. With me on today's call is Will Seippel, the chief financial officer of AirGate PCS. The purpose of this call is to review the Company's proposed financial restructuring plan. We issued a press release on Wednesday, September 24th outlining the details of this transaction. We would like to spend some time this morning discussing the current issues facing the Company and the reasons we are pursuing this course of action.

I hope each of you have a copy of today's management presentation that was posted on our website at www.airgatepcsa.com. It can be accessed on the Investor Relations section of the website where we have the links to the webcast of this conference call. I encourage you to follow along as we review the proposed plan, and both Will and I will be referencing pages of the presentation as we go along.

Summary

In summary, we expect that the completion of the proposed financial restructuring will improve our capital structure and reduce the financial risk in our business plan by substantially reducing our current debt burden. Such a restructuring will allow us to make business decisions that we believe can enable the full value potential of the company to be realized. Because of the ongoing challenges in our business, which I will talk about further in a minute, we need a strong capital structure to pursue our "smart growth" strategy and achieve our business objectives. We believe that the consummation of this restructuring will provide us a greatly improved and more secure capital structure.

Let me first talk about our current situation and the issues we are facing today. I will then turn the call over to Will to provide more details on the proposed restructuring.

Background of Challenges

I will begin my comments with the challenges facing our business, which begins on page 3 of the presentation.

While we have experienced tremendous growth since our start-up in late 1999, we have faced, and we believe we continue to face, challenges to realizing the full potential value of the Company.

Since the beginning of 2002, the wireless communications industry has experienced a generally weaker operating environment. As we have discussed in previous calls, a major reason for this weaker operating environment is fierce competition within the industry, which is exemplified by offers of increasingly larger bundles of minutes at lower pricing per minute. This has been exacerbated by other factors such as the declining rate of subscriber growth with the maturation of the industry as well as intensified marketing efforts by operators fighting over fewer incremental subscribers. In addition, factors external to the industry, such as the overall weakness and uncertainties in the economy, have impacted consumer spending. Like others in the wireless industry, our business has been and continues to be affected by these market conditions.

We also face some additional challenges that are unique. Our dependence on Sprint and the control Sprint exercises over our business has presented issues that had a negative impact on our operations and provided us with less control over our working capital.

For example, we believe the introduction of Sprint's Clear Pay program targeting sub-prime credit quality subscribers in early 2002, which we were required to offer, contributed to high rates of churn and, in effect, reduced our liquidity. In addition, in 2002 and early this year, Sprint took a number of actions which resulted in unanticipated charges or increases in charges to us, adding a greater degree of uncertainty to our business and financial planning. Furthermore, using Sprint to provide customer care has limited our ability to improve the quality of customer care, which we believe has contributed to higher churn. Because 65% of our costs of service and roaming are paid to (or through) Sprint as service, affiliation, roaming, long-distance and other fees and expenses under our agreements, our ability to control costs through our own cost-cutting measures is more limited.

Conclusion to Challenge Section

These factors,  together with the lack of additional sources of capital,  led us
to  revise  our  business  plans  to  reflect  this   less-favorable   operating
environment - which takes us to page 4.

Four-Phase Strategy

As we have noted on the last few earnings conference calls, in order to succeed in this operating environment we have implemented a "smart growth" strategy with a focus on EBITDA and cash flow growth. This "smart growth" strategy consisted of adding higher credit quality subscribers while at the same time reducing our costs, and it was the first phase of a longer-term, four-phase plan for long-term success.

Let me take a moment to describe the genesis of our four-phase plan. We decided early in the year to take a proactive approach to the challenges faced by the company. The critical step in this process was the implementation of a systematic plan designed to position the company for long-term value creation. It was obvious to us at the time, and remains so now, that the only way to build significant value for our shareholders was to better control our costs, fix our balance sheet, achieve better customer service and billing support and build sustainable and lasting revenue growth. Our four-phase plan is designed to do just this and, we believe, positions us to capitalize on the changes rapidly occurring across our market and the Sprint affiliate landscape. Our plan is not without risks; however, we believe it is critical to take these risks and gain more control over our business in order to be successful in a difficult environment. We believe the market will reward these efforts.

Phase 1
-------

In Phase 1, (as described on page 5) we addressed the operational costs immediately within our control, i.e., G&A expenses and the 35% of the costs of service and roaming not paid to (or through) Sprint. This is the bulk of what we have carried out so far as part of our "smart growth" strategy.

We have addressed, and will continue to address, operational issues by doing the following:

- Focusing on adding higher credit quality subscribers. During the 3rd quarter of 2003, 80% of activations were in the prime category vs. 55% in the prior year period.

- Reducing headcount by over 25% over the last nine months from over 640 employees to about 470 today.

-    Rebuilding our finance and accounting staff in Atlanta.

- Eliminating less productive distribution retail outlets to keep CPGA within a reasonable range.

-    Reducing  capital   expenditures   while  exceeding   network   performance
     standards, and

- Generally managing our vendor relationships more effectively to reduce costs.

Largely as a result of these efforts, we have experienced the following:

- Quarterly EBITDA increased from $2.5 million in the first quarter of 2003 to over $14 million in each of the two subsequent quarters., and

- Cash increased from $0.9 million in the first quarter of 2003 to $30.8 million in the third quarter of 2003.

Phase 2
-------

While we addressed the operational issues immediately within our control with Phase 1, we believe we need to address our capital structure in Phase 2 (as described on page 6).

We believe a reduction in debt and an avoidance of future financial distress is a critical step in our four-phase strategy.

Achieving a balance sheet restructuring will enable the management team here at AirGate to focus on the core business operations, which is where we believe we can add the most value.

We believe there are issues on the horizon that make this a more advantageous time than any other time to pursue such a strategy, as there are potential balance sheet-related issues that may arise in the future. Fixing the balance sheet now will also position the company to achieve more lasting value creation by supporting the implementation of Phase 3 and Phase 4 of our plan.

- While we expect to be in compliance, if the transaction and credit facility amendment are not effective by March 31, 2004, there may be a potential credit facility covenant issue at March 31, 2004 caused by transaction costs associated with this proposal. As a result, we may have to take actions, such as slowing down sales during the Christmas period, to minimize short-term expenses.

- In March 2005, there is the potential for a credit facility covenant breach as the discount notes become cash-pay.

- In 2005 and beyond, cash flow to pay debt service and meet other capital needs is much more uncertain.

We believe fixing our capital structure is critical to our success in Phases 3 and 4.

Phase 3
-------

This brings us to the third phase of the four-phase plan, addressing churn, bad debt and key operating issues that are currently controlled by Sprint (which can be found on page 7).

We believe we must enhance our customer care and related services in order to:

-    Reduce churn.

-    Lower bad debt.

-    Improve customer satisfaction.

-    Improve our knowledge of our customer base.

Two recent surveys performed by leading consumer opinion companies on customer care within the wireless industry concluded that Sprint's customer care does not lead the industry.

Achieving lower churn and bad debt expense are particularly critical in our market as we face competition from providers who have traditionally had some of the best metrics in the industry. As a result, we have been exploring ways to improve the quality and cost of customer care and similar services.

We believe improvements in these areas could result in as much as 5 to 10% points of improvement in our EBITDA margin, therefore, we are evaluating potential improvements in cost and service from Sprint and simultaneously reviewing the benefits of outsourcing these services to another vendor who can provide industry-leading customer care at a reasonable price.

Phase 4
-------

After addressing operational and capital structure issues in Phases 1 through 3, we can move to the accelerated phase of our "smart growth" strategy (on page 8). At that point, each additional subscriber added should be more profitable, and it would be more advantageous to ramp up our growth.

Our goals in this phase of the strategy would include:

- Building meaningful long-term growth by adding higher credit quality subscribers with lower associated churn and bad debt expense.

-    Expanding distribution.

- Offering targeted marketing programs tailored to the needs of our customer base.

- Diversifying our products and services to better meet the needs of customers.

We believe we can capitalize on the Sprint wireless product and service offerings, and take advantage of the Sprint brand recognition to build on new growth initiatives, including PCS Vision, data services and wireline-to-wireless migration opportunities. Improvements in operating cash flow associated with Phases 3 and 4 should equate to incremental cash flow and are not reflected in our projections, which Will may touch upon.

Summary

Throughout this challenging period in our business, we believe that AirGate has taken the lead in addressing those issues that are most directly in our control. I believe the results of our operations over the last two quarters demonstrate our commitment and ability to execute.

Despite the successes of some of the initiatives to improve operating performance I have just described, our highly leveraged capital structure continues to hold us back from further operational improvement. It will be difficult to build on our accomplishments unless we pursue a long-term solution. By successfully addressing these problems now, I believe we will be able to maximize value for all of our stakeholders.

Four Points of Interest

Before turning the call over to Will, I would like to clarify four points that may not be immediately obvious from reading our 250+ page S-4 document, which I encourage everyone to read.

Cash Balance
On the first point, while we reported $30.8 million in cash and equivalents at the end of the June 2003, we have actually increased our cash position since then. At that time, we mentioned that we drew down an additional $9 million from our credit facility after the end of the quarter. That draw, together with cash generated from operations brings our cash position today to approximately $50 million, which is reflected on our projections for 2003.

EBITDA
The second point has to do with EBITDA that is inferred by our company projections, as detailed in the S-4. A distinction needs to be made between EBITDA that we report generally and EBITDA that will be calculated for bank covenant purposes. EBITDA, as calculated for bank covenant purposes, will contain provisions for carve-outs related to restructuring costs; dispute resolution with Sprint and start-up costs related to outsourcing customer care functions. As a result, while our projections indicate that what may be computed as our EBITDA for reporting purposes is about $46.3 million for 2004, our estimated EBITDA for bank covenant purposes is $55.5 million for 2004. We have noted in the MD&A section of the projections that our G&A expenses include these such amounts.

Subscribers
On the third point, I would like to address our estimate for our ending subscriber base for the quarter. As one can tell from the company projections, we estimate our subscriber base to be about 3,900 subscribers lower for the last quarter of 2003. We believe the decrease is largely attributable to the following:

-    The loss of Circuit City as a channel of distribution.

- Lost productivity due to Hurricane Isabel, which brought sales to a halt in many of our channels for nearly two weeks.

-    Higher churn during the quarter.

Consistent with our "smart growth" strategy, we estimate that we have been able to continue to increase our absolute subscriber revenue, and thus our ARPU, despite these subscriber losses. Furthermore, we have recently developed additional distribution, which we believe will more than make up for what was lost from the Circuit City channel.

Company Projections Assume Baseline Case (Excluding Effects of Phases 3 and 4) On the last point, I would like to clarify that the company projections included in the S-4 are for a baseline case that assumes minimal progress on Phases 3 and 4, which I discussed earlier. With progress on those fronts, we expect results to be incremental to what is included in the projections contained in our presentation as well as in the S-4.

Call Turnover to Will

At this point, I'll turn the call over to Will to review the transaction in greater detail.

III.     Transaction Review (Will Seippel)

Thank you Tom. I'd like to start by providing an overview of the proposed transaction (which begins on page 9).

Restructuring Transaction Overview

Exchange Offer
Assuming that 100% of the holders of the Old Notes tender their Old Notes in the Exchange Offer, they will be receiving:

-    $160 million of New 9 & 3/8ths Senior Subordinated Secured Notes, and

-    56% of AirGate's common stock.

The New Notes and the equity will be exchanged for the existing $300 million 13 and 1/2% Senior Subordinated Discount Notes.

The expiration date for the Exchange Offer will be determined and announced when our registration statement for the exchange becomes effective.

At the same time, we are seeking consent from the Old Noteholders to remove substantially all of the restrictive covenants governing the Old Notes, a release of collateral that secures our Old Notes and a waiver of any defaults that occur as a result of the transaction.

Finally, we'll be asking our existing shareholders to approve the issuance of our common stock as part of the transaction.

Credit Facility Renegotiation
(Moving to page 10) In order for this restructuring to be implemented, we negotiated changes to our credit facility to:

- offer significantly improved covenant flexibility, which is set at 85% of the projected plan,

- provide an EBITDA carve-out for outsourcing and restructuring expenses as well as potential dispute resolution costs with Sprint PCS.

Additional changes to the credit facility will be required for closing.

Conditions for Acceptance
This recapitalization plan requires 98% acceptance of Old Noteholders. In the event that does not happen, AirGate has the option to pursue a prepackaged plan of bankruptcy.

- The Exchange Offer is contractually supported by noteholders representing 67% in dollar amount of the Old Notes.

- The prepackaged plan generally provides the same benefits to the company, our shareholders and the Old noteholders as they would receive under the exchange offer. So long as the required noteholders accept the prepackaged plan and the other conditions of bankruptcy law are satisfied, the prepackaged plan will become effective and be binding on other holders of other interests, with or without their acceptance of the plan, under cram down provisions of the bankruptcy code.

Reverse Stock Split
(Moving to page 11) Additionally, we will be asking shareholders to provide us the ability to implement a reverse stock split. We believe this will be important in obtaining and maintaining a listing on a major exchange, which may further enhance the liquidity of our stock. Furthermore, we are sensitive to investors' concerns regarding liquidity and marketability of their shares in our consideration of the reverse stock split.

Management/Employee Equity Incentive Plan
We are also seeking shareholder approval to increase the reserve for our management equity incentive plan. Points to note about this:

- Executive compensation is currently under review by the AirGate board of directors,

- Any executive equity incentive award or plan amendment requires approval by 50% of the noteholder group supporting the transaction,

- Any awards granted would dilute existing equity and tendering noteholders on a pro rata basis.

Other Points
Finally, the transaction is not conditioned on changes to the Sprint relationship or resolution of outstanding disputes with Sprint, although we are seeking a successful resolution to these issues on a basis that makes economic sense for our company, and we believe the restructuring empowers us to achieve that result.

Overview of the New Notes Offered in the Exchange

I would now like to go over some of the specifics of the New Notes to be offered in the Exchange (which can be found on page 12).

-    The New Notes are Senior Subordinated Secured Notes,

-    With a 9 3/8ths coupon, payable semi-annually,

-    Cash pay beginning in 2004,

-    Maturing on September 1, 2009.

- To be secured by a second-priority lien on assets securing the credit facility, subject to certain exceptions.

Overview of the Common Stock Offered in the Exchange

Now, I would like to address some of the specifics of the Common Stock to be offered in the Exchange.

-    The Common Stock to be offered to bondholders  represents  approximately 33
     million   shares,   or  56%  of  the  common  equity  after  executing  the
     transaction. 44% will remain with existing shareholders.

- With one class of shareholders and no "equity" overhang, this structure provides a clean and easily understandable capital structure.

Benefits of the Exchange Offer

The transaction offers several benefits (which I'll go over now on page 13):

Debt Reduction/Enhanced Liquidity
First, we believe we will significantly reduce debt and enhance our liquidity.

- We will realize over $255 million in cumulative cash savings, including $140 million in principal debt reduction.

-    We avoid potential liquidity issues beginning in 2005.

- Post-transaction, our leverage ratios will compare favorably to other wireless carriers.

- Most importantly, this transaction will enable management to focus on business operations, as Tom discussed with respect to Phases 3 and 4 of our strategy, which we believe increases stakeholder value.

Business Plan Flexibility
Second, we gain flexibility in pursuing the four-phase strategy Tom articulated, which we believe can maximize the value of the company.

- As part of this transaction, we have received the support of the debt holders to consider outsourcing customer care and billing.

     o Specifically, the revised covenants allow for EBITDA carve-outs and restricted payment baskets for outsourcing.

- Debt holders have also provided support of AirGate in its dealings with Sprint PCS in resolving disputes.

     o Here, too, the revised covenants allow for EBITDA carve-outs for pursuing dispute resolution.

Noteholder Considerations

(As we point out on page 14), there are a handful of considerations for present noteholders:

- First, the New Notes go cash-pay immediately in 2004, while the Old Notes don't go cash-pay until 2005.

- Second, there is potential equity upside in the package of New Notes and common stock due to the stronger balance sheet and flexibility provided to the company to pursue the later phases of the business plan.

- Third, the Old Notes will have significant covenants removed and it is anticipated that the lien on collateral will be released.

- Lastly, 67% of the current holders of the Old Notes contractually support the Exchange Offer and have provided exit consents for a prepackaged plan of bankruptcy.

Pro Forma Credit Profile

So where does this leave us with respect to our credit profile?  (Moving to page
15), we illustrate our projected credit profile as of December 31, 2003 under our present "status quo" capital structure as well as under a restructured capital structure.

- In both cases, the amount outstanding under the credit facility is identical at $150.8 million.

-    At December 31, 2003,  under our present  capital  structure,  we expect to
     have  $262.1  million  of  accreted  value  Old  Notes  outstanding.   This
     represents the accreted value of the $300 million face value of notes.

- Under the restructured capital structure, the $262.8 million of accreted value of Old Notes, or $300 million of face value, will be exchanged for $160 million of New Notes. This represents a reduction of $140 million in face value from the Old Notes.

- Comparing these two different debt levels to annualized EBITDA from the June 30, 2003 quarter of $56.3 million, results in total leverage ratios of 7.33x under the current capital structure and 5.52x under the restructured capital structure. A restructuring results in an improvement of 1.8x in our leverage ratio.

- We expect that our leverage ratios will continue to improve as make amortization payments beginning in 2004 on our bank facility.

AirGate Projections

As for our projections (which appear on page 16), we have provided a five-year horizon for our baseline scenario.

- Before going too deeply into the numbers, I would like to point out that these projections assume minimal progress in Phases 3 and 4 of our plan.

- With respect to expenses related to the restructuring, dispute resolution with Sprint PCS and start-up expenses related to outsourcing, those are included in the total operating expense line in the table. For the purposes of calculating EBITDA for the bank covenants, certain of those expenses are carved out and excluded. We have presented under the label of "Bank EBITDA" at the bottom of the table what we anticipate EBITDA to be for covenant purposes. The difference between "EBITDA" and "Bank EBITDA" represents those carve-outs, as well as a small amount for non-cash compensation expense.

-    As for assumed operating metrics for 2004, we anticipate

     o Gross Activations of about 164,000, which is down by about 12,500 from 2003.

     o Net additions of about 18,500, which is similar to the level we expect to generate for 2003.

     o Churn of about 3.1%, which is an improvement over 2003, which had relaxed credit policies for part of the year.

     o ARPU of about $58.50, which is steady compared to 2003 with increases in MRC for both voice and data being offset by decreased MOPs usage.

     o CCPU is assumed to hold steady with savings in cost reductions being offset by increased telco-related charges and travel charges related to increased usage.

     o    CPGA is assumed to remain a similar level in the mid-$300 range.

-    We see potential upside to these numbers in a variety of ways;

     o    There is still more work to be done under Phase 1 of our plan

          |X| We will continue to be vigilant in examining the fees we pay to Sprint

          |X| As we continue to get our in house accounting staff up a running at full speed--this function was previously provided by iPCS--we will seek additional ways to become more efficient and reduce our costs

          |X| We will continue to examine our position in our markets and looks for additional ways to gain market share with services that better meets the needs of our customers

     o    We can make progress on Phases 3 and 4 of our plan.

          |X| As Tom mentioned earlier in his comments, by addressing our issues with customer care and the problems it causes with churn, bad debt and customer satisfaction, we believe there is an opportunity to improve our EBITDA margin by 5 to 10% percentage points.

More complete projections and detailed explanations can be found in the S-4 on pages 184 to 191.

Closing for Will

Before turning the call back over to Tom, I want to reiterate that we believe this is the best alternative to follow for all stakeholders as it not only provides us financial flexibility, but it also provides us flexibility in our business operations, which we believe enables us to improve the value for all stakeholders. With a restructuring completed, Tom and I will be able to focus our efforts on taking the business through Phases 3 and 4 as described earlier.

Tom, back to you.

Closing for Tom

I hope we have effectively communicated the reasons why we believe we need to pursue this recapitalization plan, and I am confident that our investors will agree that this is the best avenue to take to realize the full value potential of the company.

(Turning to page 17), you will see that, with this transaction,

- We will be in a stronger position with significantly reduced leverage on our balance sheet.

- With greater liquidity, we avoid a potential covenant breach and cash shortfall in the future.

-    Attractive covenant relief provides financial flexibility.

- We are also provided with business plan flexibility that includes support for our outsourcing and dispute resolution initiatives.

- Lastly, we firmly believe that the completion of this restructuring will enable us to realize the full value potential of the company.

Thank you for spending time with us this morning. On behalf of everyone at AirGate PCS, we appreciate your continued support.


Additional Information

AirGate PCS, Inc. (the "Company") has filed an exchange offer registration statement and a proxy statement relating to the recapitalization transaction with the Securities and Exchange Commission (the "SEC"). Broadview International, LLC and Masson and Company are advising the Company on the transaction. Jefferies & Company has been appointed dealer-manager for the exchange offer. The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company with respect to the transactions contemplated by the exchange offer. Information about the Company's directors and officers is included in the Company's Annual Report on Form 10-K filed with the SEC on January 17, 2003 and in the Company's Proxy Statement for its 2003 Annual Meeting of Shareowners filed with the SEC on January 28, 2003.

The foregoing reference to the registered exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of the Company's common stock or the Company 9 3/8% senior subordinated secured notes due 2009 in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the Registration Statement on Form S-4, including the prospectus relating to the exchange offer and the Proxy Statement on Schedule 14A (and, in each case, any amendments thereto) because they contain important information.

Preliminary drafts of these documents have been filed, and amendments to these documents will be filed, with the SEC. When these and other documents are filed with the SEC, they may be obtained at the SEC's web site at www.sec.gov. You may also obtain each of these documents (when available) from the Company by directing your request to Barbara L. Blackford, Vice President, General Counsel and Corporate Secretary at (404) 525-7272.